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SEC 18006750

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SEC Processing Section
MAR 07 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE JACKSON
(No. and Street)

JACKSON	MS	39216-4818
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER 601-965-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDERS MINKLER HUBER & HELM LLP
(Name – *if individual, state last, first, middle name*)

800 MARKET SUITE 500	ST. LOUIS	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 6516 DIANA EGGER Commission Expires Aug. 26, 2020 HINDS COUNTY

Signature

President

Title

Diana Egger

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coker & Palmer, Inc. (a Mississippi corporation), as of December 31, 2017, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on Coker & Palmer, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Coker & Palmer, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Other Schedules, and Exemption Report (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Other Scheules, and Exemption Report (Schedule II) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Coker & Palmer, Inc.'s auditor since 2014.

February 28, 2018

COKER & PALMER, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	581,454
TEMPORARY CASH INVESTMENTS		400,867
RECEIVABLES FROM & DEPOSITS WITH CLEARING BROKERS		226,948
OTHER ACCOUNTS RECEIVABLE		110,634
PREPAID EXPENSES		50,604
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $318,573		63,860
	$	1,434,367

The accompanying notes are an integral part of this statement.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 26,967
Accrued expenses	265,505
Income taxes payable - Note 4	45,011
Deferred income taxes - Note 4	13,937
Total liabilities	351,420
COMMITMENTS AND CONTINGENCIES AND GUARANTEES:	
Subordinated borrowings - Note 3	500,000
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 60,000 shares issued and outstanding - Note 6	600
Paid-in capital	70,458
Retained earnings	511,889
Total stockholders' equity	582,947
	$ 1,434,367

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

REVENUE:		
Commissions	$	1,634,058
Income from sale of investment company shares		899,730
Loss on investment accounts		(9,667)
Revenue from underwriting and selling group participation		203,041
Research and investment advisory fee revenue		2,088,770
Other income		1,910,334
		6,726,266
EXPENSES:		
Compensation and related expenses		5,224,916
Brokerage and clearing fees		219,391
Occupancy and management services		288,981
Communications		47,938
Quote services		236,068
Depreciation expense		21,824
Other operating expenses		550,155
		6,589,273
INCOME BEFORE INCOME TAXES		136,993
INCOME TAX EXPENSE - Note 4:		
Currently payable		49,216
Deferred portion		(1,954)
		47,262
NET INCOME	$	89,731

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

		Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, JANUARY 1, 2017	$	600	70,458	422,158	493,216
Net income for year		-	-	89,731	89,731
BALANCES, DECEMBER 31, 2017	$	600	70,458	511,889	582,947

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2017

SUBORDINATED BORROWINGS AT JANUARY 1, 2017	$ 502,613
Increases (decreases)	(2,613)
SUBORDINATED BORROWINGS AT DECEMBER 31, 2017	$ 500,000

The accompanying notes are an integral part of this statement.

COKER & PALMER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	89,731
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:		
Depreciation expense		21,824
Loss from investment partnerships		11,995
Deferred income taxes		(1,954)
Decrease in operating assets:		
Receivable from and deposits with clearing broker		89,385
Other accounts receivable		4,423
Prepaid expenses		16,744
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(265,805)
Net cash used in operating activities		(33,657)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to temporary cash investments		(300,102)
Distributions from investment partnership		53,641
Net cash used in investing activities		(246,461)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(280,118)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		861,572
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	581,454
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	26,554
Income taxes	$	8,758
Renewal of subordinated note subject to subordination agreements	$	500,000

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi. The Company has a branch office in New Orleans, Louisiana. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates. Fees for research and investment advisory services are recorded when the services are rendered in accordance with agreements with the Company's customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit with an original maturity of more than three months are reported on the statement of financial condition as temporary cash investments.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable, accrued expenses and subordinated borrowings approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Codification 820-10, *Fair Value Measurements*, which establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and brokerage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Fair Value of Financial Instruments - continued:

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Commissions income is recognized as earned with billed but not collected amounts reflected as receivables.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. Federal, state or local income tax examinations by tax authorities for years before 2014. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes - continued:

determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pending Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effort of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures).

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

NOTE 2 - OFF-BALANCE SHEET CREDIT AND MARKET RISK - CONTINUED:

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2017, the Company's bank balance exceeded the insured limit by $278,292. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 3 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements are as follows:

Subordinated note, 5%, due October 30, 2020	$	500,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - INCOME TAXES

The provision for Federal and state income taxes consists of the following:

CURRENT INCOME TAXES:		
State income tax expense	$	7,979
Federal income tax expense		41,237
		49,216

NOTE 4 - INCOME TAXES - CONTINUED:

DEFERRED INCOME TAXES RELATED TO:		
Depreciation	$	(4,923)
Accrued compensation		11,830
Unrealized gain on investments		(9,497)
Tax loss and tax credits carryforward		636
		(1,954)
Net income tax expense	$	47,262

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2017 relates primarily to the tax on non-deductible expenses.

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each are as follows:

DEFERRED TAX ASSET:		
Accrued compensation	$	543
DEFERRED TAX LIABILITY:		
Excess of tax depreciation expensed over book depreciation expensed		(14,480)
Net deferred tax liability	$	(13,937)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2017, the Company had net capital of $855,845, which was $755,845 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .39 to 1 at December 31, 2017.

NOTE 6 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 7 - RETIREMENT PLAN

The Company provides for retirement benefits for its employees through a 401(k) plan. The plan covers substantially all permanent employees that are 21 years of age and have completed one year of eligible service. Participants may contribute a portion of their compensation to the plan and the Company contributes safe harbor matching contributions each year. The Company's matching contributions were $47,452 during 2017.

NOTE 8 - RELATED PARTIES

The Company rents office space on a month-to-month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid for 2017 was $129,700.

On October 30, 2017, the Company renewed a subordinated loan in the amount of $500,000 from Cadenza Properties, LLC that was to mature on September 30, 2018. The new subordinated loan is due on October 30, 2020, with interest at 5% payable monthly. The note is fully subordinated to all other creditors.

In 1998, the Company organized and contributed capital to a limited partnership, Navarre Partners, L.P., to invest funds in marketable securities. In addition, the Company organized and contributed capital to an additional limited partnership, The New South L.P. Fund in 2013 that also invests funds in marketable securities. The Company served as the general partner of The New South Fund. The Company's interest in both partnerships was liquated as of December 31, 2017 upon the full liquidation of the partnerships. Realized and unrealized losses on investments of $11,995 were incurred during 2017 prior to the liquidation of the partnerships.

NOTE 9 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 8). The Company entered into an operating lease during 2015 for office space at its New Orleans, Louisiana office. Rental payments under operating leases for the year ended December 31, 2017 was $51,387. Future minimum lease payments under this non-cancellable operating lease are as follows at December 31, 2017:

Year ended December 31:	
2018	$ 18,676

NOTE 10 - CONCENTRATIONS

For the year ended December 31, 2017, no single customer generated more than 10% of the Company's commission revenue.

NOTE 11 - CONTINGENCIES

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all such claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 28, 2018, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTARY INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 600
Additional paid-in capital		70,458
Retained earnings		511,889
		582,947
ADDITIONS:		
Subordinated borrowings allowable in computation of net capital		500,000
Total capital and allowable subordinated borrowings		1,082,947
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	63,860	
Receivables from non-customers	110,634	
Prepaid expenses	50,604	
		225,098
Net capital before haircuts on securities positions		857,849
Less: Haircuts		2,004
Net capital		855,845
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	337,483	
	337,483	
MINIMUM CAPITAL REQUIREMENTS		
(6.67% of $337,483 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 755,845

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED: DECEMBER 31, 2017

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	.39 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2017):		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	855,302
Reduction in non-allowable assets - deferred income taxes		543
Net capital as computed above	$	855,845

COKER & PALMER, INC.

OTHER SCHEDULES
DECEMBER 31, 2017

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC. **SCHEDULE II**

EXEMPTION REPORT

Coker & Palmer, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

J David Coker

President

February 28, 2018

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Schedule II - Exemption Report, in which (1) Coker & Palmer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) (the "Exemption Provisions") and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 28, 2018

Anders Minkler Huber & Helm LLP | 800 Market Street, Suite 500 St. Louis, MO 63101-2501 p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Coker & Palmer, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of Coker & Palmer, Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Coker & Palmer, Inc.'s compliance with the applicable instructions of Form SIPC-7. Coker & Palmer, Inc.'s management is responsible for Coker & Palmer, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting a difference in income for $547 and additions of $1,596 resulting in an underpayment of $3 on the Form SIPC-7;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 28, 2018